03037575

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

18 November 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 17 November 2003, the Company filed with the London Stock Exchange an announcement regarding the Approvals of US Disposals.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

Very truly yours,

pp Karen Houlton

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

SEC MAIL PROCESSING
RECEIVED
NOV 20 2003
WASH. D.C. 155 SECTION

Announcement

17 November 2003

Approvals of US Disposals

At the Extraordinary General Meeting of shareholders held today the three resolutions referred to in the notice of meeting dated 1 November 2003 were put to the meeting and, in each case, were duly passed.

Accordingly, the Cruise Disposal, the Auto Europe Disposal and the WCT Disposal (all as defined in the notice of meeting dated 1 November 2003) were approved by the shareholders of MyTravel Group plc.

Earlier today and in accordance with the terms of the Letter of Intent announced on 5 November 2003, contracts were exchanged for the sale of Auto Europe to entities associated with Soros Private Equity Investors LP for a consideration of US$ 85 million on the terms of such transaction as summarised in the Supplemental Circular to shareholders dated 5 November 2003.

The US competition authorities have granted regulatory approval to the Cruise Disposal and the WCT Disposal.

Completion of the Cruise Disposal and the WCT Disposal is expected to take place later this month.

ENDS

Enquiries: Fiona Antcliffe/Sophie Fitton, Brunswick Group 0207 404 5959

Approved
[illegible]
17. November 2003